                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           CONSUMER DIRECT OF AMERICA
           -----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    21049V209
           -----------------------------------------------------------
                                 (CUSIP Number)

                                  Blair A. West
                      c/o Crusader Capital Partners II, LLC
                           230 Park Avenue, Suite 1000
                            New York, New York 10169
                                 (212) 472-6200
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 16, 2006
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 10

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Crusader Capital Partners II, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)   [X]
    (b)   [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
NUMBER OF
SHARES                 14,124,150
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            8  SHARED VOTING POWER
EACH
REPORTING              0
PERSON              ------------------------------------------------------------
WITH                9  SOLE DISPOSITIVE POWER
                       14,124,150
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    14,124,150
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    38.21%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 10

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Crusader Capital Partners I, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)   [X]
    (b)   [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
NUMBER OF
SHARES                 340,000
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            8  SHARED VOTING POWER
EACH
REPORTING              0
PERSON              ------------------------------------------------------------
WITH                9  SOLE DISPOSITIVE POWER
                       340,000
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    340,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .92%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 10

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Crusader Capital, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)   [X]
    (b)   [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
NUMBER OF
SHARES                 897,312
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            8  SHARED VOTING POWER
EACH
REPORTING              0
PERSON              ------------------------------------------------------------
WITH                9  SOLE DISPOSITIVE POWER
                       897,312
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    897,312
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.43%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 10

                                  SCHEDULE 13D

CUSIP NO. 21049V209
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Crusader Investments, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)   [X]
    (b)   [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
NUMBER OF
SHARES                 0
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            8  SHARED VOTING POWER
EACH
REPORTING              15,361,462
PERSON              ------------------------------------------------------------
WITH                9  SOLE DISPOSITIVE POWER
                       0
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       15,361,462
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,361,462
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    41.56%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 10

           This Amendment No. 2 amends the Schedule 13D filed by Crusader
           Capital Partners II, LLC and the other Reporting Persons with respect to the Common Stock. $0.001 par value per share ("Common Stock") of
           Consumer Direct of America, a Nevada corporation.

ITEM 1.    SECURITY AND ISSUER
           This statement relates to the Common Stock, $0.001 par value ("Common
           Stock") of Consumer Direct of America, a Nevada corporation (the
           "Issuer" or the "Company"). The principal executive offices of the
           Issuer are presently located at 6630 S. Sandhill Road, Las Vegas,
           Nevada 89107.

ITEM 4.    PURPOSE OF TRANSACTION
           On March 16, 2006 Blair A. West, Managing Director of Crusader
           Capital, LLC, sent a letter to Michael A. Barron, Chairman and Chief
           Executive Officer of the Company relating to the calling of a special meeting of stockholders by the Reporting Persons on Tuesday, March
           21, 2006, to remove directors and elect a new slate of directors, or the Reporting Persons executing a written consent of stockholders to remove the existing directors of the Company and appoint new directors. A copy of the letter is attached hereto as Exhibit 5 and is fully incorporated herein by reference.

           As of the date of this Amendment, except as set forth above and in this Schedule 13D, as amended, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of
           Schedule 13D.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           Exhibit 5 - Letter dated March 16, 2006 from Blair A. West, Managing
           Director of Crusader Capital, LLC to Michael A. Barron, Chairman and
           Chief Executive Officer, Consumer Direct of America.

                                                                    Page 7 of 10

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2006                      CRUSADER CAPITAL PARTNERS II, LLC

                                            By: CRUSADER CAPITAL, LLC
                                                Its Manager

                                            By: CRUSADER INVESTMENTS, LLC
                                                Its Manager

                                            By: /s/ Blair A. West
                                                -------------------------------
                                                Name:  Blair A. West
                                                Title: Manager

                                            CRUSADER CAPITAL PARTNERS I, LLC

                                            By: CRUSADER CAPITAL, LLC
                                                Its Manager

                                            By: CRUSADER INVESTMENTS, LLC
                                                Its Manager

                                            By: /s/ Blair A. West
                                                -------------------------------
                                                Name:  Blair A. West
                                                Title: Manager

                                            CRUSADER CAPITAL, LLC

                                            By: CRUSADER INVESTMENTS, LLC
                                                Its Manager

                                            By: /s/ Blair A. West
                                                -------------------------------
                                                Name:  Blair A. West
                                                Title: Manager

                                                                    Page 8 of 10

                                            CRUSADER INVESTMENTS, LLC

                                            By: /s/ Blair A. West
                                                -------------------------------
                                                Name:  Blair A. West
                                                Title: Manager

                                                                    Page 9 of 10

                                  EXHIBIT INDEX
                                  -------------

Exhibit 5  Letter dated March 16, 2006 from Blair A. West, Managing Director of
           Crusader Capital, LLC to Michael A. Barron, Chairman and Chief
           Executive Officer, Consumer Direct of America.